EXHIBIT 99.1

NOTICE OF MEETING

AND INFORMATION CIRCULAR

(Containing information as at April 20, 2026,

unless otherwise specified)

FOR THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON

Wednesday, May 27, 2026 at

10:00 A.M. (Vancouver time)

Pacific Rim Suite 2, 999 Canada Place

Vancouver, B.C. V6C 3B5

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April 20, 2026

Dear Fellow Shareholders,

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) delivered an exceptionally strong performance in 2025, marked by solid operational execution and important milestones that advanced our growth strategy. During the year we continued to generate robust financial results while progressing and advancing our broader multi-asset growth strategy in Durango, Mexico. Our progress over the year reflects strong execution and a consistent focus on advancing our strategic objectives.

The year marked a significant turning point for the Company as we moved decisively into development at La Preciosa, advancing the project along a fast-tracked path toward production. Higher metal prices, improved efficiencies, and disciplined capital management supported our performance, while drill results at La Preciosa exceeded expectations and highlighted the potential of this important asset in our growth plans. Our achievements would not have been possible without the dedication and expertise of our employees and operational teams. Their commitment to safety, innovation, and operational excellence continues to drive Avino forward.

Our investment proposition is underpinned by a diversified asset base and a clear trajectory for growth. At the center is the Avino Mine, supported by the advancing development of La Preciosa and the emerging potential of the Oxide Tailings Project.

2025 marked a year of meaningful advancement for the Company, with notable progress across our operations and development pipeline. Silver remained a strong-performing commodity, supported by global uncertainty, evolving trade conditions, and growing demand associated with the energy transition. This environment strengthened project economics and highlighted the strategic importance of responsible resource development.

The year was defined by consistent financial outperformance, with each quarter delivering record metrics alongside improved cost management. This momentum drove a substantial increase in cash, growing from $27 million to a record $102 million.

Following receipt of all required mining permits early in the year, underground development at La Preciosa commenced marking a key step in advancing the asset toward production. Construction of the 360-metre decline progressed on plan, supported by efficient equipment mobilization. The addition of a new jumbo drill accelerated development along the San Fernando haulage ramp toward the Gloria and Abundancia veins, positioning La Preciosa to become a meaningful contributor within our multi-asset growth strategy.

Beyond direct job creation, activities at La Preciosa have been driving local economic growth, including the generation of both direct and indirect employment opportunities among local suppliers, subcontractors, and community groups. Avino is committed to operating La Preciosa in an environmentally and economically sustainable manner.

The Company produced 2.6 million silver equivalent ounces in 2025, in line with guidance of 2.5 to 2.8 million ounces. This was underpinned by strong operational execution, including the rapid advancement of La Preciosa from first blast in April 2025 to delivering development material to the mill in under eight months.

In the fourth quarter, we returned to primary silver producer status, with silver contributing over 50% of consolidated silver equivalent production-an important step toward our long-term growth ambitions.

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During the year we commenced a drill program at Avino which began from surface and is targeting the downdip extension of the Avino vein system and is still ongoing. A second drill at La Preciosa was deployed to confirm historical results. Excellent results were reported from the drilling at La Preciosa including intercept grades that are significantly higher than the average grades outlined in our current resource, highlighting the potential we aim to capture by using underground mining methods. In addition, the larger widths encountered at both La Gloria and Abundancia were a welcomed surprise underscoring that there is still much to learn about this deposit despite the 1,500 drill holes and substantial exploration investment performed by previous operators. The data generated has been instrumental in refining underground mine planning, 3D modelling, and an updated mineral resource estimate, culminating in the Company’s inaugural mineral reserve estimate, which we were thrilled to announce in our news release dated April 16, 2026.

As exploration and development progressed, we undertook a key initiative to further optimize La Preciosa by acquiring and extinguishing all remaining royalty interests and contingent payment obligations. This strategic move restores full value and control to Avino while simplifying the ownership structure and strengthening project economics.

With La Preciosa now largely unencumbered, we have increased our exposure to future cash flow while improving financial flexibility and reducing administrative complexity. Opportunities of this nature are rare in the mining sector, where operators seldom have the ability to reacquire previously granted royalties.

By completing this transaction ahead of production, we have strengthened La Preciosa’s position as a cornerstone asset within our multi-asset growth strategy. We expect this to translate into a lower operating cost profile and stronger long-term returns, ensuring that a greater share of value accrues directly to Avino and its stakeholders.

Also, in 2025, Avino received accolades by distinguishing itself having reached the 5th position in the 2025 TSX30™ ranking, which is a flagship program recognizing the 30 top-performing TSX stocks on a dividend-adjusted share price appreciation over a three-year period. For the three years ended June 30, 2025, Avino’s share price performance has increased 610% and market capitalization has increased 778%. These achievements reflect the decisive steps we took to prioritize Avino’s transformational growth and our plans to go from one to three producing assets by 2029. These results are a testament to the commitment, determination and hard work of all Avino’s employees.

In addition to achieving the TSX30™ distinction, Avino was added to several key indices, including the Market Vectors Junior Gold Miners Index and the VanEck Junior Gold Miners ETF. The Company is now held in a number of ETFs, further validating the investment case for Avino. These inclusions enhance our visibility and position Avino to attract a broader base of institutional and retail investors.

As a mining company, we are committed to operating responsibly, with a strong focus on environmental stewardship, the safety of our people, and the well-being of the communities in which we operate. Continuous improvement remains central to our approach as we work to strengthen our practices and deliver meaningful, sustainable outcomes.

Our efforts have been recognized with the ESR (Empresa Socialmente Responsable) distinction for the 4th consecutive year, reinforcing our commitment to responsible and sustainable operations. We also published our inaugural Sustainability Report, enhancing transparency and providing stakeholders with greater insight into our sustainability performance and priorities.

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (“SDGs”), which were developed as a call to action by all countries developed and developing in a global partnership. The SDGs serve as a blueprint to achieve a better and more sustainable future for all.

The results achieved in 2025 highlight the strength of operations and the effectiveness of our disciplined, team driven approach.

As we enter 2026 with a strong balance sheet, growing production profile, and a favourable precious metals market, we believe Avino is well positioned to continue delivering long-term value for our shareholders.

The Avino team is aligned behind a clear growth strategy, grounded in operational discipline, adaptability, and collaboration.

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We remain focused on executing our growth strategy, enhancing financial strength, and delivering consistent value to shareholders.

I would like to extend my sincere thanks to our employees and Board of Directors for their ongoing dedication and leadership.

Our path to growth is clear as we progress toward becoming an intermediate producer. Thank you for your continued support as we work to create long-term value at Avino Silver & Gold Mines Ltd.

Sincerely,

AVINO SILVER & GOLD MINES LTD.

/s/ “David Wolfin”
DAVID WOLFIN,
President and Chief Executive Officer

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES	39
Board of Directors	39
Name
Meetings of Independent Directors	40
Other Directorships	40
Board and Committee Meetings	41
Orientation and Continuing Education	42
Ethical Business Conduct	43
Insider Trading Policy	43
Disclosure and Confidentiality Policy	43
Whistleblower Policy	43
Term Limits	44
Corporate and Board Diversity	44
Nomination of Directors	44
Committees of the Board	44
Governance & Nominating Committee	47
Compensation Committee	47
Other Board Committees	48
Assessments	48

OTHER MATTERS	49

ADDITIONAL INFORMATION	49

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	49

BOARD APPROVAL	50

SCHEDULE “A” – BOARD OF DIRECTORS’ MANDATE	A-1

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the 2026 Annual General Meeting (the “Meeting”) of the shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”) will be held at Pacific Rim Suite 2, 999 Canada Place, Vancouver, British Columbia, V6C 3B5 on Wednesday, May 27, 2026, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the financial statements of the Company for its financial year ended December 31, 2025 and the report of the Auditor thereon;

2.	to appoint the Auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

3.	to set the number of directors of the Company at (5) for the ensuing year;

4.	to elect directors of the Company for the ensuing year; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are the Information Circular dated April 20, 2026 (the “Circular”), Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis of the Company. The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the Meeting are requested to read, complete, sign, and mail the enclosed Form of Proxy in accordance with the instructions set out therein and in the Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 20th day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “David Wolfin”
David Wolfin
President & Chief Executive Officer

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Suite 900 – 570 Granville Street

 Vancouver, BC V6C 3P1

Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED APRIL 20, 2026

This Information Circular (the “Circular”) accompanies the Notice of the 2026 Annual General Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) to be held at Pacific Rim Suite 2, 999 Canada Place, Vancouver, British Columbia, V6C 3B5 on Wednesday, May 27, 2026, at 10:00 a.m. (Vancouver time) and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company.

Shareholders registered as the holders of their Common Shares (each, a “Registered Shareholder”) should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the Registered Shareholder’s Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Registered Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). If the Registered Shareholder is a corporation, the proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized, with proof of such authorization attached. The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting (the “Chair”) in the Chair’s discretion, but the Chair is under no obligation to accept late proxies.

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a Registered Shareholder personally attending the Meeting and voting their Common Shares. A Registered Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the Registered Shareholder or by their authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chair of such Meeting, or any adjournment thereof.

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Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders should follow the instructions provided to them by their Intermediary.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

 MANAGEMENT OF THE COMPANY

Solicitation of Proxies

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company.

Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares (each, a “Beneficial Shareholder”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators (CSA).

The cost of solicitation will be borne by the Company. The Company may reimburse Shareholders’ nominees or agents (including brokers holding Common Shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. Unless otherwise stated, the information contained in this Circular is given as at April 20, 2026.

The Canadian securities regulators have adopted new rules under NI 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management’s discussion and analysis, on a website in addition to SEDAR+. Under the notice-and-access provisions, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of NI 54-101 to send proxy related materials to Registered Shareholders or Beneficial Shareholders of Common Shares in connection with the Meeting.

VOTING OF PROXIES

Each Shareholder may instruct their proxyholder how to vote their Common Shares by completing the blanks on the proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

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The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast at the Meeting (an “ordinary resolution”) will be required to pass the motion, unless the motion requires a “special resolution”, in which case a majority of 66 2/3% of the votes cast will be required to pass the motion.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) and securities laws and regulations of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the BCBCA, the majority of its directors and its executive officers are residents of Canada, and a substantial portion of the assets of such persons and a substantial portion of the assets of the Company are located outside of the United States. Shareholders may not be able to sue a foreign company or its directors or officers in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its directors and officers to subject themselves to a judgment by a United States court.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common Shares without par value. There is one class of shares in the authorized share structure of the Company, being the Common Shares. As of the date of this Circular, there are 169,894,560 issued and outstanding Common Shares. At a general meeting of the Company, on a show of hands, every Shareholder present in person and entitled to vote and every proxy holder duly appointed by a Shareholder who would have been entitled to vote shall have one vote and, on a poll, every Shareholder present in person or represented by proxy shall have one vote for each Common Share of which such Shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) Shareholders, or one or more proxyholders representing two (2) Shareholders, or one Shareholder and a proxyholder representing another Shareholder.

The Board has determined that all Shareholders of record as of April 20, 2026, will be entitled to receive notice of and to vote at the Meeting. Those Shareholders so desiring may be represented by proxy at the Meeting.

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Voting Methods	Internet	Telephone or Fax	Mail
Registered Shareholders Common Shares held in own name and represented by a physical certificate or DRS.	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Beneficial Shareholders Common Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

REGISTERED SHAREHOLDERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)

log onto the internet website of Computershare Investor Services Inc. at www.investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions; or

(b)

call the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your 15-digit control number (shown on your proxy form) and follow the instructions; or

(c)

complete, date and sign the enclosed proxy (the “Proxy”) and return it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair, in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late Proxy. The Chair may waive this time limit for receipt of proxies without notice.

BENEFICIAL SHAREHOLDERS

Only Registered Shareholders or their duly appointed proxy-holders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered shareholders” or “Beneficial Shareholders” because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a Shareholder is not a Registered Shareholder in respect of Common Shares which are held on behalf of that Shareholder, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and its affiliates, or the Depositary Trust Company and its affiliates) of which the Intermediary is a participant.

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There are two (2) kinds of Beneficial Shareholders under NI 54-101: (a) those who object to their name being made known to the Company, known as “objecting beneficial owners” or “OBOs”; and (b) those who do not object to their name being made known to the Company, known as “non-objecting beneficial owners” or “NOBOs”.

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular, and the Proxy or Form 54-101F6 – Request for Voting Instructions made by Reporting Issuer(collectively, the “Meeting Materials”) directly to Registered Shareholders and NOBOs, and indirectly to OBOs by sending to the clearing agencies and Intermediaries for onward distribution to OBOs.

These Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for: (a) delivering the Meeting Materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. An Intermediary that forwards Meeting Materials to a Beneficial Shareholder that solicit votes or voting instructions must include with the Meeting Materials a Form 54-101F7 – Request for Voting Instructions made by Intermediary. Very often, Intermediaries will use service companies to forward the Meeting Materials and request for voting instructions to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of Proxy which has already been signed by the Intermediary(typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Accordingly, because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Beneficial Shareholder when submitting the Proxy. In this case, the Beneficial Shareholder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and deposit it with the Company’s transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “VIF” or “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The Company does not intend to pay for an Intermediary to deliver to OBOs the Meeting Materials and Form 54-101F7, and accordingly OBOs will not receive the Meeting Materials and Form 54-101F7 unless their Intermediary assumes the costs of delivery.

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In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the Management Designees named in the form and insert the Beneficial Shareholder’s own name in the blank space provided. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

The Company may utilize Broadridge Financial Institution Inc.’s QuickVoteTM service to assist Beneficial Shareholders that are NOBOs with voting their Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE COMMON SHARES REPRESENTED BY THE PROXY.

Additional details regarding each of the matters to be acted upon at the Meeting are set forth below.

Financial Statements

The audited annual financial statements of the Company for the financial year ended December 31, 2025 (the “Financial Statements”), together with the Auditor’s Report thereon, will be presented to the Shareholders at the Meeting. Shareholders should note that in accordance with the rules of the CSA’s National Instrument 51-102 - Continuous Disclosure Obligations, Shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith)has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and the related management discussion and analysis are available to the public on the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com. Hard copies of the audited annual financial statements and management discussion and analysis for the financial year ended December 31, 2025 will be available to Shareholders free of charge upon request.

Appointment of Auditors

The board of directors of the Company (the “Board of Directors” or the “Board”) proposes the appointment of Deloitte LLP, as the auditor of the Company (the “Auditor”) for the ensuing year and that the Board be authorized to fix their remuneration. Deloitte LLP has been the Auditor since August 10, 2022.

In the absence of instructions to the contrary, it is the intention of the Management Designees, if named as proxy, to vote the Common Shares represented by proxy in favour of an ordinary resolution to appoint Deloitte LLP, as Auditor for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of an auditor for the Company.

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Number and Election of Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then. All of the current directors of the Company, except for Mr. Peter Bojtos, will stand for election. It is proposed that the number of directors of the Company for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company and the provisions of the BCBCA. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

In the absence of instructions to the contrary, it is the intention of the Management Designees, if named as proxy, to vote for fixing the number of directors at five (5) for the ensuing year, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the number of directors.

The persons named below will be nominated at the Meeting for election to the Board. Each director elected will hold office until the next annual general meeting of the Shareholders or until their successor is duly elected or appointed pursuant to the Articles of the Company, unless their office is earlier vacated in accordance with the provisions of the Company’s Articles and the BCBCA.

In the absence of instructions to the contrary, it is the intention of the Management Designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of directors.

The management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name, Present Office Held and Province or State of Residency	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular(1)	Principal Occupation and if not at present an elected director, occupation during the past five years(2)
Ronald Andrews(3)(4)(5) ID, USA Director	May 2019	1,156,748 (Directly) 30,000 (Indirectly)(6)	Former owner and operator of Andrews Orchards, President of West Wind Property Inc., and Former Director of Coral Gold Resources Ltd. from January 2010 to November 2020
David Wolfin BC, Canada President, CEO and Director	October 1995	27,510 (Directly) 5,142,168 (Indirectly)(7)	Mining Executive; Officer and/or Director of several reporting issuers
Carolina Ordoñez(4)(5) BC, Canada Director	June 2023	24,320 (Directly) 325,617 (Indirectly)(8)	Mining Executive of a reporting issuer

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Name, Present Office Held and Province or State of Residency	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular(1)	Principal Occupation and if not at present an elected director, occupation during the past five years(2)
Michael Clark(3)(4) BC, Canada Director	May 2025	17,500 (Directly)	EVP and CFO Contango Silver & Gold Ltd. (NYSE/TSX: CTGO) (July 2023 - present) CFO Alexco Resource Corp. (“Alexco”) (NYSE/TSX: AXU) December 2014 – September 2022
Linda Broughton(9) BC, Canada Director	February 2026	Nil	Non-executive director of OceanaGold Corporation (TSX:OGC) Vice President Technical Services Alexco (NYSE/TSX: AXU) 2014 – September 2022

(1)

The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is not within the knowledge of the Company and is based on the information obtained from The System for Electronic Disclosure by Insiders (also known as “SEDI”).

(2)	The information is not within the knowledge of the Company and has been furnished by the respective nominees.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Governance & Nominating Committee
(6)	1,156,748 Common Shares are held directly by Mr. Ronald Andrews, and 30,000 Common Shares are held by West Wind Property Inc., a private company controlled or directed by Mr. Andrews.
(7)

27,510 Common Shares are held directly by Mr. David Wolfin, and an aggregate of 5,169,678 Common Shares are held indirectly by Intermark Capital Corporation, Frobisher Securities Limited and Peacock Investments Ltd., each of which is a private company controlled or directed by Mr. Wolfin.

(8)	24,320 Common Shares are held directly by Carolina Ordoñez, and 325,617 Common Shares are held by Sinclair Pacific Investment Inc., a private company controlled or directed by Carolina Ordoñez.
(9)	Ms. Broughton was appointed to the Board effective February 4, 2026.

All of the nominees are residents of Canada, except for Ronald Andrews, who resides in the United States. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

Majority Voting Policy

On February 14, 2017, the Board adopted a majority voting policy (the “Majority Voting Policy”) with immediate effect. A copy of the Majority Voting Policy is also available on the Company’s website at www.avino.com.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes “withheld” than “for” his or her election, in an uncontested election, shall promptly tender his or her resignation to the Chair. The Governance & Nominating Committee and Compensation Committee will make a recommendation to the Board after reviewing the matter, and the Board will decide to accept or reject the resignation offer. The Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the date of the applicable Meeting, together with the voting results of each director. The Company will promptly issue a news release with the Board’s decision to accept or reject a director’s resignation, a copy of which must be provided to the Toronto Stock Exchange (“TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. Resignation offers must be accepted by the Board, except in situations where exceptional circumstances would warrant the applicable director to continue to serve as a member of the Board (such as, for example and without limitation, where such resignation would place the Company in breach of or non-compliance with corporate or securities legislation, or commercial agreements entered into by the Company). The nominee director in question will not participate in any committee or Board deliberations. The Majority Voting Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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Each of the current directors has agreed to abide by the provisions of the Majority Voting Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by the Majority Voting Policy. In the event that any director who received a majority of votes “withheld” does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be re-nominated for election by the Board.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten (10) years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ronald Andrews was a director of Berkley Renewables Inc. (“Berkley”) at the time it was cease traded by the Ontario and B.C. Securities Commissions on May 6, 2019 for failing to file required records, and the cease trade order has not been rescinded. Mr. Andrews resigned from the board of directors of Berkley on May 15, 2019.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten (10) years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation details set out herein are presented in United States Dollars, the Company’s functional currency, unless otherwise indicated. For purposes of this Statement of Executive Compensation, “named executive officer” or “NEO” of the Company means each of the following individuals:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three (3) most highly compensated executive officers, including any of its subsidiaries, or the three (3) most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded C$150,000 for the financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2025, the NEOs of the Company were:

•	David Wolfin, President and CEO
•	Nathan Harte, CFO
•	J.C. Rodríguez, COO, Chief Operating Officer
•	Peter Latta, VP Technical Services
•	Jennifer Trevitt, Corporate Secretary

Compensation Discussion and Analysis

The executive compensation program is comprised of fixed and variable elements of compensation; base salary, discretionary bonus, and equity-based incentive award in the form of stock options and restricted share units (“RSUs”) to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three (3) components of the compensation package are included to enable the Company to meet different objectives.

The objectives of base salary are to recognize market pay and acknowledge the competencies and skills of individuals. The objective of discretionary bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees and may or may not be awarded in any financial year. The discretionary bonuses are short-term incentives. The objectives of equity based incentive award are to align the interest of executive officers with that of Shareholders by encouraging equity ownership through awards of stock options and RSUs, to motivate executives and other key employees to contribute and increase in corporate performance and shareholder value, and to attract talented individuals and reward achievement of long-term financial and

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operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of incentive stock options and RSUs plans and amendments thereto are the responsibility of the Company’s Compensation Committee. The compensation of the executive officers is reviewed and recommended for Board approval by the Company’s Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company’s compensation policies and practices are reasonably likely to have a material impact on the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers which are selected based on similar size, asset value, production levels, and which are active in the industry and/or market in which the Company competes for talent (the “Selection Criteria”). This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Shareholders. On September 16, 2025, the Compensation Committee engaged an outside compensation advisor, Global Governance Advisors Inc. (“GGA” or the “Compensation Consultant”) to review market information and complete an analysis for the Company, which included reviewing and recommending a peer group of mining companies, reviewing the compensation strategy and providing the compensation data for the peer group. In formulating its recommendations and with input from the Compensation Consultant, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies based on the Selection Criteria, including the following companies: Americas Gold and Silver Corporation, Endeavour Silver Corp., Mako Mining Corp., Andean Precious Metals Corp., GoGold Resources Inc., Santacruz Silver Mining Ltd., Aya Gold & Silver Inc., Gold Resource Corporation, Vizsla Silver Corp., Bear Creek Mining Corporation, Guanajuato Silver Company Ltd., Discovery Silver Corp, and Integra Resources Corp. (collectively, the “Peer Group”). The Compensation Consultant also provided its recommendations to the Compensation Committee in the three compensation elements of executive compensation. The Compensation Committee reviewed these recommendations, and put forward their recommendations to the Board of Directors for approval.

The members of the Compensation Committee are Ronald Andrews (Chair), Mike Clark and Carolina Ordoñez, all of whom are independent, applying the definition set out in Section 1.4 of NI 52-110. See “Compensation Committee” for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management’s interests with the long-term interests of Shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Company’s present stage of exploration, evaluation, extraction, and processing activities and its available financial resources. The Company’s compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

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Other than discussed above, the Company has no other forms of compensation. Payments may be made from time to time to individuals or companies that they control for the provision of consulting services which may be deemed a form of compensation. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

In performing its duties, the Board has considered the implications of risks associated with the Company’s compensation policies and practices. At its early stage of development and considering its current compensation policies, the Company has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks. A NEO or director is permitted for his or her own benefit and at his or her own financial risk, to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units or exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Elements

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities. Compensation elements are outlined below:

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Equity Based Incentive Awards	Equity-based incentive awards are made in the form of incentive stock options and Restricted Share Units. The amount of each grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of Shareholders

The Company relies on the discretion and judgment of the Board in establishing and amending contracts for all forms of compensation, including stock options and RSUs to be granted to the NEOs and the non-executive directors, and for reviewing the Compensation Committee’s recommendations respecting compensation of the NEOs, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. However, the Compensation Committee considers a number of key factors (e.g., cash cost per ounce of silver equivalent, all-in sustaining cost per ounce of silver equivalent, operating margin and net income, share price relative to a competitive set of silver producers, safety and environmental issues, changes in amounts and categories of reserves and resources, total silver equivalent ounces produced and sold, investor and community relations, exploration results, financings, etc.), and considers these in comparison to other similar silver producers that have comparable market capitalizations, revenues, and total assets, including those in the Peer Group using the Selection Criteria. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company’s compensation strategy as set out above.

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Performance Graph

The following table and performance graph compares the yearly change in the cumulative total Shareholder return over the five (5) most recently completed financial years, assuming a $100 investment in the Common Shares on December 31, 2021 against the return of the S&P/TSX Composite Index and the NYSE Composite Index. The Company did not pay any dividends during this period.

Total Return To Shareholders

(Includes reinvestment of dividends)

	ANNUAL RETURN PERCENTAGE Years Ending
Company / Index	12-31-21	12-31-22	12-31-23	12-31-24	12-31-25
Avino Silver & Gold Mines Ltd.	-32.73	-17.12	-25.00	83.33	575.10
S&P/TSX Composite Index	25.09	-5.84	11.75	21.65	31.68
NYSE Composite Index	20.68	-9.35	13.77	15.79	17.70

	Base Period	INDEXEDRETURNS Years Ending
Company / Index	12-31-20	12-31-21	12-31-22	12-31-23	12-31-24	12-31-25
Avino Silver & Gold Mines Ltd.	$100	$67.27	$55.76	$41.82	$76.67	$517.58
S&P/TSX Composite Index	$100	$125.09	$117.78	$131.62	$160.12	$210.84
NYSE Composite Index	$100	$120.68	$109.39	$124.46	$144.12	$169.62

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The performance shown by this graph is reflective of the Company’s executive compensation during 2021 to 2022, as well as in 2024 to 2025, with some divergence in 2023 due primarily to fluctuations in the market value for precious metals. During most of this period, silver price was flat with the price increasing in 2025. During 2023, there were modest increases in executive compensation as the Company had recently completed an acquisition, which brought on increased responsibilities. The Company performs benchmarking of executive management compensation in order to appropriately position executive compensation amongst its peers. Increases in the executive management’s total compensation during the overall period were primarily driven by performance in share price, as the majority of executive management compensation is related to share-based awards or option-based awards.

Annual Base Salary

Salaries for NEOs are determined evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent in the Peer Group. The Compensation Committee refers to market information publicly available, as well as information provided by the Compensation Consultant. The annual base salary paid to the executive officers is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. Individual performance is evaluated based on goals and initiatives set at the beginning of the year. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three (3) components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Compensation Committee, at the end of the financial year, reviews actual performance against the objectives set by the Company and the NEOs at the beginning of the financial year. The assessment follows the strategic goals and performance objectives determined prior to any review of the non-equity incentives for NEOs, and these performance objectives were as follows:

Goal	Results	Weighting (%)	Achievement (%)
Sustainability, Safety & People	- Met certain safety and labour relations goals - Achieved certain workforce increase and diversity goals - Recipient of “Empresa Socialmente Responsible” Award in Mexico	10%	5%
Operational	- Achieved budgeted processing tonnage goals - Advanced La Preciosa through permitting and local consultation, receiving underground mining permits in 2025 - Initiated inaugural mineral reserve update for Avino and La Preciosa - Completed planned drill programs at Avino and La Preciosa	47.5%	48%
Financial	- Materially strengthened balance sheet with over US$100M at year end - Achieved production cost goals in line with budget - No financial reporting issues reported	27.5%	48%
Corporate	- Achieved share price increases well above target - Achieved liquidity increases well above target - Achieved multiple target index inclusion	15%	30%
Total		100%	130%

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The following table represents the details of the non-equity annual incentive calculation accrued for the financial year ended December 31, 2025:

Name	Target (%)	Individual Score (%)	Corporate Score (%)	Weighted Score (%)(1)	Non-Equity Incentive Awarded (C$)(2)
David Wolfin President, CEO and Director	100% of base salary	150%	130%	134%	$536,000
Nathan Harte CFO	80% of base salary	150%	130%	140%	$272,000
J.C. Rodríguez COO	80% of base salary	140%	130%	133%	$372,400
Peter Latta VP-Technical Services	50% of base salary	125%	130%	128%	$124,313
Jennifer Trevitt Corporate Secretary	40% of base salary	125%	130%	128%	$95,115

(1)

The weighting for Mr. Wolfin is 80% corporate score and 20% individual score, for Mr. Harte and Mr. Rodríguez is 70% corporate score and 30% individual score, and for Mr. Latta and Ms. Trevitt is 50% corporate score and 50% individual score.

(2)	The amounts payable in cash to the NEOs were accrued as of December 31, 2025.

Equity-Based Incentive Awards

Equity-based incentive awards are in the form of the grant of incentive stock options and RSUs. The objective of the equity-based incentive award is to reward executive officers, employees and directors’ individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains the Plans (as defined below), under which stock options exercisable to acquire Common Shares have been granted and may be granted to purchase a number of Common Shares equal to up to 10% of the Company’s issued and outstanding capital from time to time. Unallocated entitlements under the 2018 RSU Plan were last approved by the Shareholders on May 30, 2024, and the maximum number of RSU Shares issuable under the 2018 RSU Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such Grant (as defined below) on a non-diluted basis. For the financial year ended December 31, 2025, 1,547,715 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,751,868 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three (3) years, until fully vested from the date of the awards, and provided that these designated persons are continuously employed with or providing services to Avino.

The Plans are administered by the Compensation Committee. The process the Company uses to grant equity-based incentive awards is upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the executive officers which the Committee determines is suitable. All previous grants of equity-based incentive awards are taken into account when considering new grants.

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The following table represents the details of the equity-based incentive calculation for the financial year ended December 31, 2025:

Name	Target (%)
David Wolfin President, CEO and Director	200% of base salary
Nathan Harte CFO	150% of base salary
J.C. Rodríguez COO	150% of base salary
Peter Latta VP-Technical Services	125% of base salary
Jennifer Trevitt Corporate Secretary	100% of base salary

Summary Compensation Table

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three (3) most recently completed financial years ended December 31, 2025 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
David Wolfin(6)(7) President, CEO and Director	2025	286,144	428,369	332,267	Nil	Nil	383,432	1,430,212
	2024	281,018	327,672	144,540	Nil	Nil	120,624	873,854
	2023	285,286	310,476	187,941	Nil	Nil	Nil	783,703
Nathan Harte(7) CFO	2025	183,102	305,978	199,360	Nil	Nil	194,578	883,018
	2024	169,330	234,052	86,724	Nil	Nil	73,423	563,529
	2023	164,133	216,631	112,765	Nil	Nil	Nil	493,529
J.C. Rodríguez (8) COO	2025	265,227	305,978	199,360	Nil	Nil	266,400	1,036,965
	2024	303,101	234,052	86,724	Nil	Nil	75,000	698,877
	2023	267,544	220,687	112,765	Nil	Nil	Nil	600,996
Peter Latta(7) VP Technical Services	2025	144,924	122,391	99,680	Nil	Nil	88,928	455,923
	2024	143,777	93,620	43,362	Nil	Nil	41,956	322,715
	2023	145,656	90,009	56,382	Nil	Nil	Nil	292,047
Jennifer Trevitt(7) Corporate Secretary	2025	138,726	101,678	98,918	Nil	Nil	68,041	407,363
	2024	133,391	13,130	3,788	Nil	Nil	36,712	187,021
	2023	132,382	9,649	5,463	Nil	Nil	Nil	147,494

(1)

Unallocated entitlements under the 2018 RSU Plan were last approved by the Shareholders on May 30, 2024, and the maximum number of RSU Shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such Grant (as defined below) on a non-diluted basis. For the year ended December 31, 2025, 1,547,715 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,751,868 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2025. The closing market price on March 25, 2025, March 29, 2025 and April 1, 2025, was C$2.63 per Common Share, C$2.65 per Common Share, and C$2.52 per Common Share, respectively, representing the three vesting dates in 2025.

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(2)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2025, 2,547,000 option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.80%, expected dividend yield of 0%, expected option life of 5 years, expected forfeiture rate of 13% and expected share price volatility of 60.28%.

(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses. Amounts are accrued at the end of the year in which they are earned, and paid subsequent to the end of the year in the first fiscal quarter.
(6)	Mr. David Wolfin was appointed CEO on June 24, 2010. Mr. Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)

All compensation to Mr. David Wolfin, Mr. Nathan Harte, Mr. Peter Latta and Ms. Jennifer Trevitt is paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979 for 2025, US$1.00 = C$1.3700 for 2024 and US$1.00 = C$1.3495 for 2023 based on the average exchange rate for the year quoted by the Bank of Canada.

(8)

Mr. José Carlos Rodríguez Moreno receives his salary in Mexican Pesos (“MXP”). For 2025, Mr. Rodríguez’ salary of MXP 5,090,729, was converted into US dollars by applying an exchange rate of 1MXP = US$0.0521.

Equity-Based Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the options and RSUs granted to the NEOs to purchase or acquire securities of the Company outstanding at December 31, 2025:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)(3)	Share grant date	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)(4)
David Wolfin CEO, President and Director	500,000	$1.12	Mar 29, 2028	2,653,981	Mar 29, 2023	140,000	112,168	Nil
	500,000	$0.78	Mar 25, 2029	2,775,592	Apr 1, 2024	280,000	204,306	Nil
	500,000	$2.11	Apr 09, 2030	2,299,878	Apr 11, 2025	336,000	507,161	Nil
Nathan Harte CFO	300,000	$1.12	Mar 29, 2028	1,592,389	Mar 29, 2023	100,000	80,120	Nil
	300,000	$0.78	Mar 25, 2029	1,665,355	Apr 1, 2024	200,000	145,933	Nil
	300,000	$2.11	Apr 09, 2030	1,379,927	Apr 11, 2025	336,000	362,258	Nil
J.C. Rodríguez COO	300,000	$1.12	Mar 29, 2028	1,592,389	Mar 29, 2023	100,000	80,120	Nil
	300,000	$0.78	Mar 25, 2029	1,665,355	Apr 1, 2024	200,000	145,933	Nil
	300,000	$2.11	Apr 09, 2030	1,379,927	Apr 11, 2025	336,000	362,258	Nil
Peter Latta VP-Technical Services	150,000	$1.12	Mar 29, 2028	796,194	Mar 29, 2023	40,000	32,048	Nil
	150,000	$0.78	Mar 25, 2029	832,678	Apr 1, 2024	80,000	58,373	Nil
	150,000	$2.11	Apr 09, 2030	689,964	Apr 11, 2025	96,000	144,903	Nil
Jennifer Trevitt Corporate Secretary	112,500	$2.11	Apr 09, 2030	517,473	Mar 29, 2023	20,000	16,024	Nil
	-	-	-	-	Apr 1, 2024	50,000	36,483	Nil
	-	-	-	-	Apr 11, 2025	96,000	144,903	Nil

(1)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the TSX.

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(2)

Value of unexercised in-the-money options is based on the difference between the closing price of the underlying Common Shares on the TSX as at December 31, 2025 and the exercise price of the option. The closing price for the Common Shares on the TSX as at December 31, 2025 was C$8.54 per Common Share.

(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979, which represents the average exchange rate for the year 2025 quoted by the Bank of Canada.

(4)

Unallocated entitlements under the 2018 RSU Plan were last approved by the Shareholders on May 30, 2024, and the maximum number of RSU Shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2025, 1,547,715 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,751,868 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2025. The closing market prices on the issuance dates of March 29, 2023, April 1, 2024 and April 11, 2025 were C$1.12, C$1.02 and C$2.11, respectively, per Common Share, representing the three RSU grant dates.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
David Wolfin President, CEO and Director	900,458	781,172	Nil
Nathan Harte CFO	540,275	557,980	Nil
J.C. Rodríguez COO	540,275	557,980	Nil
Peter Latta VP-Technical Services	270,137	223,192	Nil
Jennifer Trevitt Corporate Secretary	253,595	111,203	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979 which represents the average exchange rate for the year 2025 as quoted by the Bank of Canada.

(3)

The closing market price on March 25, 2025, March 29, 2025 and April 1, 2025, was C$2.63 per Common Share, C$2.65 per Common Share, and C$2.52 per Common Share, respectively, representing the three vesting dates in 2025.

Pension Plan Benefits

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

- 25 -

Use of Financial Instruments

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. However, any such purchases would be subject to applicable insider reporting requirements.

Termination and Change Of Control Benefits

On January 1, 2019, the Company entered into a consulting agreement (the “Intermark Consulting Agreement”) with Intermark Capital Corporation (“Intermark”), a company owned by Mr. Wolfin; the Intermark Consulting Agreement was renewed for a period of three (3) years on January 1, 2022 with the same terms and conditions, expired December 31, 2025. The Intermark Consulting Agreement can be terminated at any time as follows:

(a)	by Intermark electing to give the Company not less than three (3) months prior notice of such termination;

(b)	by the Company electing to give Intermark three (3) months prior notice of such termination along with a termination payment equal to the annual consulting fees; and

(c)

by Intermark electing to give the Company notice, in the event that there occurs a “Change of Control” (as defined below) within six (6) months of the effective date of such Change of Control, and if Intermark so elects to terminate the Intermark Consulting Agreement, then Intermark will be immediately entitled to a termination payment equal to C$2 million.

On any termination of the Intermark Consulting Agreement, all outstanding stock options granted to Intermark shall be exercisable in accordance with the terms of the option agreements covering such grants. If there is any inconsistency between the terms of the Intermark Consulting Agreement and the terms of any stock option agreement governing the grant of any stock options to Intermark or Mr. Wolfin, as principal of Intermark, then the terms of such stock option agreement will prevail.

On July 1, 2013, Oniva Silver & Gold Mines, S.A. de C.V. (“Oniva Mexico”), a Mexican subsidiary of the Company, entered into an individual employment contract for an indefinite period dated July 1, 2013 between Oniva Mexico, represented by Mr. Wolfin, and Mr. José Carlos Rodríguez Moreno, as modified by an addendum dated July 15, 2013 and further amended by an amendment entered into as of April 14, 2014 (the “Rodríguez Employment Agreement”). The Rodríguez Employment Agreement can be terminated at any time as follows:

(a)	by Mr. Rodríguez electing to give Oniva Mexico not less than three (3) months prior notice of such termination;

(b)

by Oniva Mexico electing to give Mr. Rodríguez three (3) months prior notice of such termination along with a termination payment equal to the sum of the “Rodríguez’s Fee” (as such term is defined in the Rodríguez Employment Agreement) earned pursuant to Section 10 during the preceding twelve (12) months prior to the month notice of termination was given plus any unpaid vacation and other amounts due to him up to the termination; and

(c)

(i) by Mr. Rodríguez electing to give Oniva Mexico notice, in the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, or (ii) by Oniva Mexico upon notice to Mr. Rodríguez within three (3) months prior to or within six (6) months after a Change of Control is announced by Oniva Mexico, or the Company, then Mr. Rodríguez will be entitled to a termination payment equal to three (3) times the sum of Rodríguez’s Fee earned pursuant to Section 10 of the Rodríguez Employment Agreement during the preceding twelve (12) months prior to the month notice of termination was given, plus any accrued vacation and other amounts due to him up to the termination.

- 26 -

On any termination of the Rodríguez Employment Agreement, all outstanding stock options granted to Mr. Rodríguez shall be exercisable in accordance with the terms of the option agreements covering such grants. If there is any inconsistency between the terms of the Rodríguez Employment Agreement and the terms of any stock option agreement governing the grant of any stock options to Rodríguez, then the terms of such stock option agreement will prevail.

For the purposes of the discussion of the Intermark Consulting Agreement and Rodríguez Employment Agreement discussed above, a “Change of Control” shall be deemed to have occurred when:

(a)

any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(b)

completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(i)

a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)

a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

On May 30, 2019, the Company entered into a Change of Control Agreement with Mr. Nathan Harte, a NEO of the Company, as amended on March 14, 2023 (the “Harte CoC Agreement”). If a “Change of Control” (as defined below) occurs, and Mr. Harte’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or Mr. Harte resigns from his employment for “Good Reason” (as defined below) during such six

(6) month period, then Mr. Harte shall be entitled to receive from the Company an amount equal to Mr. Harte’s then current monthly base salary multiplied by twenty four (24) months, and Mr. Harte will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; the amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

On May 30, 2019, the Company entered into a Change of Control Agreement with Mr. Peter Latta, a NEO of the Company, as amended on March 14, 2023 (the “Latta CoC Agreement”). If a “Change of Control” (as defined below) occurs, and Mr. Latta’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or Mr. Latta resigns from his employment for “Good Reason” (as defined below) during such six (6) month period, then Mr. Latta shall be entitled to receive from the Company an amount equal to Mr. Latta’s then current monthly base salary multiplied by twenty four (24) months, and Mr. Latta will be paid his salary, accrued bonuses, if any, and vacation earned and other amounts due to him up to the termination date; the amount is to be paid in a lump sum within 10 business days of the Change of Control termination date.

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On May 15, 2023, the Company entered into a Change of Control Agreement with Ms. Jennifer Trevitt, a NEO of the Company (the “Trevitt CoC Agreement”, and together with the Harte CoC Agreement and Latta CoC Agreement, the “CoC Agreements”). If a “Change of Control” (as defined below) occurs, and Ms. Trevitt’s employment is terminated by the Company for any reason, except excluding a termination for just cause, within six (6) months of the date of the Change of Control, or Ms. Trevitt resigns from her employment for “Good Reason” (as defined below) during such six (6) month period, then Ms. Trevitt shall be entitled to receive from the Company an amount equal to Ms. Trevitt’s then current monthly base salary multiplied by twelve (12) months, and Ms. Trevitt will be paid her salary, accrued bonuses, if any, and vacation earned and other amounts due to her up to the termination date; the amount is to be paid in a lump sum within 10 business days of the Change in Control termination date.

For the purposes of the discussion of the CoC Agreements discussed above, a “Change of Control” shall be deemed to have occurred when:

(a)

any change of the holding of voting securities of the Company whereby as a result of such change a person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, hold or control, directly or indirectly, by or for the benefit of such person or persons, voting securities of the Company carrying more than 50% of the votes for the election of directors, whether such change in the holding or control of such securities occurs by way of reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, acquisition or otherwise;

(b)

the acquisition by a person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, pursuant to a take-over bid, as defined in the applicable securities legislation or securities regulatory instruments, of voting securities of the Company that, together with the voting securities of the Company already held by such person or group, constitute 20% or more of the outstanding voting securities of the Company, if within six (6) months following take-up under such take-over bid, the Board of Directors of the Company is reconstituted so that the majority of the Board comprises persons who, prior to such take-over bid, were not directors of the Company, in which case the Change of Control is deemed to occur as of the effective date of such reconstitution;

(c)

the sale or other disposition, whether by way of purchase, joint venture, exchange or otherwise, to any person (not affiliated with the Company) or a group of persons (none of which is affiliated with the Company) acting in concert, of assets of the Company, or interests therein, having a value greater than 50% of the fair market value of the assets of the Company and any subsidiaries on a consolidated basis determined as at the date of the entering into of the transaction, if within six (6) months following completion of such disposition, the Board is reconstituted so that the majority of the Board comprises persons who, prior to such disposition, were not directors of the Company, in which case the Change of Control is deemed to occur as of the effective date of such reconstitution; or

(d)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and another corporation or other entity as a result of which the holders of voting securities of the Company prior to the completion of the transaction hold less than 50% of the outstanding voting securities of the successor corporation after completion of the transaction.

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For the purposes of the foregoing definition:

(i)

the number of voting securities of the Company held by a person or group of persons will include voting securities of the Company beneficially owned by them as determined in accordance with section 1.8 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids or any successor provision;

(ii)	a person is affiliated with the Company if one of them is controlled by the other or each of them is controlled by the same person; and

(iii)

an issuer is controlled by a person if voting securities of the issuer are held, other than by way of security only, by or for the benefit of the person and those voting rights entitle the holder to elect a majority of the directors of the issuer.

In addition, for the purposes of the discussion of the CoC Agreements discussed above, “Good Reason” means the occurrence of any of the following events without the NEO’s written consent:

(a)	a material diminution of the NEO’s title, authority, status, duties or responsibilities;

(b)	any reduction of the base salary of the NEO;

(c)	a material breach by the Company of the CoC Agreement; or

(d)	a relocation of the principal place of work of the NEO by more than 50 kilometres.

If a change of control or termination without cause or justification had occurred on December 31, 2025, a reasonable estimate of the amounts that would be payable to each of the NEOs would be as follows:

Named Executive Officer	Change of Control ($)(1)	Termination Without Material Breach or Cause ($)(2)	Value of Unvested Options and RSUs that Vest on Change of Control ($)(3)
David Wolfin(4) President and CEO	1,430,718	286,144	5,768,467
J.C. Rodríguez(5) COO	795,681	265,227	3,988,912
Nathan Harte(4) CFO	366,204	Nil	3,988,912
Peter Latta(4) VP-Technical Services	289,848	Nil	1,664,561
Jennifer Trevitt(4) Corporate Secretary	138,726	Nil	1,359,103

(1)

“Change of Control” for each NEO is as defined in their respective agreements discussed above. The estimate provided does not include accrued bonuses, if any, accrued vacation, if any, and other amounts due to the NEO up to the termination. The estimate assumes that all such bonuses, accrued vacation and other amounts due have been timely paid or used, as applicable.

(2)

The Company is not required to disclose notice of termination without cause, or compensation in lieu thereof, which are implied as a term of employment at common law. Amounts disclosed are lump sum payments expressly agreed to by the Company and Intermark, and Oniva Mexico and Rodríguez, upon termination of the Intermark Consulting Agreement and the Rodríguez Employment Agreement, respectively, without any material breach, cause or justification.

(3)	The estimates assume vesting of Options and RSUs upon change of control.
(4)

All compensation to Mr. Wolfin, Mr. Harte, Mr. Latta and Ms. Trevitt is paid in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979 for 2025, based on the average exchange rate for the year quoted by the Bank of Canada.

(5)	All compensation to Mr. Rodríguez is paid in MXP and was converted into US dollars by applying an exchange rate of 1MXP = US$0.0521.

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Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Mr. Wolfin who is paid as an officer and not as a director, in their capacity as directors for the year ended December 31, 2025:

Name	Fees earned(1) ($)	Share-based awards(1)(2) ($)	Option-based awards(1)(3) ($)	Non-equity incentive plan compensation (1)(4) ($)	Pension value(5) ($)	All other compensation ($)	Total(1) ($)
Ronald Andrews*	66,940	76,495	99,680	Nil	Nil	Nil	243,015
Peter Bojtos*(6)	57,693	91,471	99,680	Nil	Nil	Nil	248,844
Carolina Ordoñez*	42,778	72,870	99,680	Nil	Nil	Nil	215,329
Michael Clark*(7)	27,679	82,015	185,688	Nil	Nil	Nil	295,382

*Independent and Non-Executive Directors

(1)

All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979, average exchange rate for the year 2025 as quoted by the Bank of Canada.

(2)

Unallocated entitlements under the 2018 RSU Plan were last approved by the Shareholders on May 30, 2024, and the maximum number of RSU Shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2025, 1,547,715 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,751,868 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2025. The closing market prices on the issuance dates of March 29, 2023, April 1, 2024 and April 11, 2025 were C$1.12, C$1.02 and C$2.11, respectively, per Common Share, representing the three RSU grant dates.

(3)

The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended December 31, 2025, 2,547,000 option-based awards were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.80%, expected dividend yield of 0%, expected option life of 5 years, expected forfeiture rate of 13% and expected share price volatility of 60.28%.

(4)	The Company does not have any non-equity incentive plans.
(5)	The Company does not have any pension plans.
(6)	Mr. Bojtos is not standing for re-election at the Meeting.
(7)	Mr. Clark became a director of the Company on May 28, 2025.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Company can attract and retain experienced and qualified individuals to serve as directors. The Company compensates its non-executive directors through the payment of directors’ fees, plus annual retainer for Board and Committee chairs, and per meeting fees, and through the grant of incentive stock options and RSUs. All retainers are paid pro rata on a quarterly basis. The non-executive directors receive the following annual retainers and other fees for their services as directors:

Retainer	Amount ($)(1)
Annual Retainer per Director	25,573
Annual Retainer for Board Chair	34,337
Annual Retainer for Audit Committee Chair	7,154
Annual Retainer for Compensation Committee Chair	4,504

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Retainer	Amount ($)(1)
Annual Retainer for Governance & Nominating Committee Chair	4,504
Meeting Attendance Fee per Meeting	894

(1)

All director compensation is paid in Canadian dollars and is converted into US dollars by applying an exchange rate of US$1.00 = C$1.3979, which represents the average exchange rate for the year 2025 as quoted by the Bank of Canada

The Company may grant incentive stock options and RSUs to directors of the Company from time to time pursuant to the 2024 Stock Option Plan and 2018 RSU Plan (as defined below) of the Company and in accordance with the policies of the TSX.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at December 31, 2025:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the- money options ($)(2)(3)	Share grant date	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share-based awards that have not vested ($)(3)(4)	Market or payout value of share- based awards not paid out or distributed ($)(3)(4)
Ronald Andrews	150,000	2.11	Apr 9, 2030	689,984	Mar 29, 2023	25,000	20,030	Nil
					Apr 1, 2024	50,000	36,483	Nil
					Apr 11, 2025	60,000	90,564	Nil
Peter Bojtos(5)	150,000	1.20	Mar 25, 2027	787,610	Mar 29, 2023	30,000	24,036	Nil
	150,000	1.12	Mar 29, 2028	796,194	Apr 1, 2024	60,000	43,780	Nil
	150,000	0.78	Mar 25, 2029	832,678	Apr 11, 2025	72,000	108,677	Nil
	150,000	2.11	Apr 9, 2030	689,964
Carolina Ordoñez	150,000	2.11	Apr 9, 2030	689,964	Jul 10, 2023	25,000	16,811	Nil
					Apr 1, 2024	50,000	36,483	Nil
					Apr 11, 2025	60,000	90,564	Nil
Michael Clark(6)	150,000	4.38	May 28, 2030	446,384	May 27, 2025	71,715	224,703	Nil

(1)	The option exercise price is quoted in Canadian dollars as they relate specifically to the Canadian dollar share price as quoted on the TSX.
(2)

Value of unexercised in-the-money options is based on the difference between the closing price of the underlying Common Shares on the TSX as at December 31, 2025 and the exercise price of the option. The closing price for the Common Shares on the TSX as at December 31, 2025 was C$8.54 per Common Share.

(3)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3937, which represents the average exchange rate for the year 2025 quoted by the Bank of Canada.

(4)

Unallocated entitlements under the 2018 RSU Plan were last approved by the Shareholders on May 30, 2024, and the maximum number of RSU Shares issuable under this Plan shall not, together with all other security-based compensation arrangements of the Company exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis. For the year ended December 31, 2025, 1,547,715 RSUs were granted under the 2018 RSU Plan to officers, directors, employees and consultants and 1,751,868 were vested. The value of the RSUs is based on the closing price of the Common Shares on the vesting date. The RSUs will vest one-third annually over three years, and the amount above reflects the accrual for unvested share-based awards issued in the current and previous years, as at December 31, 2025. The closing market prices on the issuance dates of March 29, 2023, April 1, 2024 and April 11, 2025 were C$1.12, C$1.02 and C$2.11, respectively, per Common Share, representing the three RSU grant dates.

(5)	Mr. Bojtos is not standing for re-election at the Meeting.
(6)	Mr. Clark became a director of the Company on May 28, 2025.

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Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)(1)(2)	Share-based awards – Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
Ronald Andrews	270,137	139,495	Nil
Peter Bojtos(4)	270,137	157,987	Nil
Carolina Ordoñez	270,137	81,693	Nil
Michael Clark(5)	136,544	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)

The Awards are calculated in Canadian dollars and are converted into US dollars by applying an exchange rate of US$1.00 = C$1.3937 which represents the average exchange rate for the year 2025 as quoted by the Bank of Canada.

(3)

The closing market prices on the issuance dates of March 29, 2023, April 1, 2024 and April 11, 2025 were C$1.12, C$1.02 and C$2.11, respectively, per Common Share, representing the three RSU grant dates.

(4)	Mr. Bojtos is not standing for re-election at the Meeting.
(5)	Mr. Clark became a director of the Company on May 28, 2025.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Company’s equity compensation plans as of December 31, 2025, under which securities of the Company are authorized for issuance to directors, officers, employees, and consultants of the Company and its affiliates:

Equity Compensation Plans Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($C)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders • 2024 Stock Option Plan • 2018 RSU Plan(1)(2)	5,871,000 3,336,715	1.50 1.72	7,123,183 (3) 7,123,183 (3)
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total:	9,107,715		5,664,466

(1)

The RSUs entitle the participant to receive one Common Share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

(2)	The weighted average fair value at the measurement date was based on the TSX market price of the Company’s shares on the date the RSUs were granted.
(3)

The number of stock options and RSUs issued under the 2024 Stock Option Plan and the 2018 RSU Plan, respectively, shall not together exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis (16,230,898, based on 162,308,988 Common Shares issued and outstanding as at the financial year ended December 31, 2025).

- 32 -

In accordance with the policies of the TSX, the following table sets forth the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of each of our security-based compensation arrangements for the three (3) most recently completed financial years:

	2025 Burn Rate(1)	2024 Burn Rate(1)	2023 Burn Rate(1)
2024 Stock Option Plan	1.72%	1.86%	2.03%
2018 RSU Plan	1.05%	1.39%	1.50%

(1)

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.

2024 Stock Option Plan

On April 26, 2024 the Board of Directors approved a 10% rolling stock option plan (the “2024 Stock Option Plan” or the “Plan”), as more particularly described below, which was subsequently approved by the Shareholders on May 30, 2024 in accordance with the TSX Company Manual. The policies of TSX require the 2024 Stock Option Plan, as well as all unallocated options, rights, or entitlements under the 2024 Stock Option Plan, to be approved every three (3) years, with the next required approval by Shareholders to be on or before May 30, 2027.

There are currently 3,550,658 stock options granted under the Plan representing approximately 2.08% of the issued and outstanding Common Shares.

The Board of Directors is of the view that the 2024 Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management, and others who provide service to the Company to act in the best interests of the Company.

Shareholders are referred to the full text of the 2024 Stock Option Plan, a copy of which has been posted and is available for inspection under the Company’s profile on SEDAR+ at www.sedarplus.ca, and on the Company’s website at www.avino.com.

The material terms of the 2024 Stock Option Plan provide that:

•	the participants in the 2024 Stock Option Plan are the directors, officers, employees, and consultants of the Company and its subsidiaries;

•	the 2024 Stock Option Plan is administered by the Board of Directors of the Company;

•	the exercise price of stock options granted under the 2024 Stock Option Plan, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price prior to the date of grant or, if the shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the shares are listed or quoted for trading;

- 33 -

•	the 2024 Stock Option Plan provides that the maximum number of Common Shares issuable upon the exercise of options and under any other security-based compensation arrangement shall not exceed such number which represents 10% of the issued and outstanding Common Shares of the Company from time to time. As a result, should the Company issue additional shares in the future, the number of shares issuable under the 2024 Stock Option Plan will increase accordingly. The 2024 Stock Option Plan is considered an “evergreen” plan, since the shares covered by options which have been exercised shall be available for subsequent grants under the 2024 Stock Option Plan, and the number of options available to grant increases as the number of issued and outstanding shares of the Company increases;

•	the expiry date for each stock option shall be set by the Board at the time of issue of the stock option subject to blackout provision extension and shall not be more than ten (10) years after the grant date;

•	options granted pursuant to the 2024 Stock Option Plan will be non-assignable and non-transferrable other than by will or the laws governing the devolution of property in the event of death, and then in the manner permitted by the Plan;

•	upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the 2024 Stock Option Plan;

•	the maximum number of Common Shares issuable under the 2024 Stock Option Plan shall not, together with all other security-based compensation arrangements of the Company, exceed 10% of the issued and outstanding Common Shares as at the date of such grant on a non-diluted basis;

•	the number of Common Shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to all insiders (as such term is defined in the TSX’s Company Manual) of the Company pursuant to the terms of the 2024 Stock Option Plan and under any other security- based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares on a non-diluted basis;

•	if the option holder ceases to be a director of Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other then by reason of death or cause), as the case may be, than the vested option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the 2024 Stock Option Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options; and in the event of death, the earlier of 365 days after the date of death and the expiry date of the option;

•	options are to be subject to vesting provisions determined by the Board of Directors, subject to a minimum of one-third of the options vesting on each of the first, second and third anniversaries of the grant date;

•	shares which are issued upon the exercise of options granted under the 2024 Stock Option Plan are to be paid for in cash or certified cheque by the holder;

•	if the expiry date of any options falls within a self-imposed blackout period, then it shall be extended ten (10) business days following the end of such blackout period;

•	the Company does not offer financial assistance in respect of the exercise of options; and

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•	the Board may make the following amendments to the 2024 Stock Option Plan or awards thereunder, without obtaining Shareholder approval:

(a)

amendments to the terms and conditions of the 2024 Stock Option Plan or awards thereunder necessary to ensure that the 2024 Stock Option Plan or awards thereunder complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(b)

amendments to the provisions of the 2024 Stock Option Plan or awards thereunder respecting administration of the 2024 Stock Option Plan and eligibility for participation under the 2024 Stock Option Plan;

(c)

amendments to the provisions of the 2024 Stock Option Plan or awards thereunder respecting the terms and conditions on which grants may be made pursuant to the 2024 Stock Option Plan, including the provisions relating to the vesting and expiry date;

(d)	amendments to the 2024 Stock Option Plan or awards thereunder that are of a “housekeeping” nature; and

(e)	and any other amendments, fundamental or otherwise, not requiring Shareholder approval under applicable laws or applicable policies of the TSX;

•	the Board may not, without the approval of the Shareholders, make the following amendments to the 2024 Stock Option Plan:

(a)	a reduction in the option price benefiting an “Insider” (as defined under the Plan) of the Company;

(b)	an extension of the expiry date benefiting an Insider of the Company;

(c)	any amendment to remove or to increase the Insider participation limits described in section 3.2;

(d)	an increase to the maximum number of Common Shares issuable as a fixed percentage of the Company’s outstanding capital represented by such Common Shares; and

(e)	amendments to an amending provision within the 2024 Stock Option Plan;

•	the 2024 Stock Option Plan contains a “net exercise option” for option grants, exercisable at the election of the optionees. Under the net exercise option, in consideration of the issuance of any listed shares which are vested and exercisable, the optionee will receive listed shares equal to the quotient obtained by dividing (A) the product of the number of options being exercised multiplied by the difference between the 5-trading day volume weighted average price (“VWAP”) of the underlying listed shares and the option price of the subject options; by (B) the VWAP of the underlying listed shares. For example, under the net exercise option, if an optionee holds options to purchase 100 listed shares, exercisable at a price of $1.00 per share and the VWAP of the listed shares is $1.50, then the optionee would not pay the Company any cash, and instead of receiving 100 listed shares would only receive 33 listed shares (fractional shares being in effect rounded down to the nearest lower whole share) calculated as follows:

100 X ($1.50 - $1.00) = 33 shares
$1.50

All options exercised pursuant to the net exercise option will be considered exercised in full for all purposes under the 2024 Stock Option Plan.

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2018 Restricted Share Unit Plan

The Company’s current 2018 Restricted Share Unit Plan dated April 2018 (the “2018 RSU Plan”, and together with the 2024 Stock Option Plan, the “Plans”), including the previously unallocated entitlements under the 2018 RSU Plan, received Shareholder approval on May 30, 2024 in accordance with the TSX Company Manual. The policies of TSX require the 2018 RSU Plan, as well as all unallocated options, rights, or entitlements under the 2018 RSU Plan, to be approved every three (3) years, with the next required approval by Shareholders to be on or before May 30, 2027.

There are currently 659,309 RSUs granted under the 2018 RSU Plan, representing approximately 0.38% of the issued and outstanding Common Shares of the Company. The maximum number of RSU Shares (as defined below) issuable under the 2018 RSU Plan shall not, together with all other security-based compensation arrangements of the Company, exceed 10% of the issued and outstanding Common Shares as at the date of such grant on a non-diluted basis.

The purpose of the 2018 RSU Plan is to allow the Company to attract and retain individuals with experience and exceptional skill, and to allow selected executives, key employees, consultants and directors of the Company and related entities (an “RSU Participant”) to acquire RSUs with a view to enabling them to participate in the long-term success of the Company by promoting a greater alignment of interests between the Shareholders and the RSU Participants. The 2018 RSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The 2018 RSU Plan has also been posted on the Company’s website at www.avino.com.

The 2018 RSU Plan is administered by the Compensation Committee under the supervision of the Board. Under the 2018 RSU Plan, the Compensation Committee recommends the RSU Participants to whom grants should be made (the “Grant”) based on the RSU Participant’s current and potential contribution to the success of the Company. The Compensation Committee determines the terms and conditions upon which a Grant is made, including any performance criteria or vesting period attached to the Grant.

Upon vesting, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the 2018 RSU Plan, one Common Share (each, an “RSU Share”) for the equivalent thereof, provided that the RSU Participant is continuously employed with, or providing services to, the Company from the “Effective Date” of such Grant to the “Release Date” (as those terms are defined in the 2018 RSU Plan). The terms and conditions of vesting of each Grant are determined by the Compensation Committee at the time of the Grant. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant) during the vesting period. RSUs track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

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In the event of a change in control of the Company, and unless otherwise determined by the Compensation Committee, or otherwise addressed in the RSU Participant’s employment or service contract or share compensation plan approved by the Board, with respect to each Grant outstanding on the effective date of such change in control, and subject to the acceptance of the TSX, all RSUs shall vest as of the effective date of the change in control; and, provided that each RSU Participant is continuously employed by or providing services to the Company, such RSU Participant shall be entitled to receive from the Company, one CIC Share (as defined in the 2018 RSU Plan), or the number of Consideration Shares (as defined in the 2018 RSU Plan) rounded to the nearest whole number, that is equal to the sum of: (i) the number of Consideration Shares received by the Shareholders in respect of one Common Share; and (ii) the number of Consideration Shares that the Board determines represents the fair market value of any cash or other property received by the Shareholders of the Company in respect of one Common Share.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. In the event that a trading blackout is imposed by management or the Board, RSU Participants subject to the blackout are prohibited from buying, selling or otherwise trading in securities of the Company until such time as notice is formally given by the Company that trading may resume. If the date of vesting of any Grant falls within such a blackout period, it shall be automatically extended to the date which is ten (10) business days following the end of such blackout period.

In the event of termination of employment without cause or the retirement or permanent disability of a RSU Participant, the RSU Participant shall be entitled to the settlement of the pro rata portion of RSUs based on the proportion of the performance period worked prior to termination. Any remaining RSUs terminate. In the event of voluntary resignation or termination of a RSU Participant for cause, all unvested RSUs outstanding immediately terminate. In the event of the death of a RSU Participant, the estate of the RSU Participant shall be entitled to receive on the subsequent settlement date the Common Shares to which the RSU Participant would have been entitled to receive on that date. All other outstanding unvested RSUs terminate.

The Board may, at any time and from time to time, amend, suspend or terminate the 2018 RSU Plan in whole or in part. Subject to certain limited exceptions, the Compensation Committee may from time to time amend the terms of Grants made under the 2018 RSU Plan, subject to confirmation by the Board and the obtaining of any required regulatory or other approvals and, if any such amendment will materially adversely affect the rights of an RSU Participant with respect to a Grant, the obtaining of the written consent of such RSU Participant to such amendment. The Board may make the following amendments to the 2018 RSU Plan or awards thereunder, without obtaining Shareholder approval:

•	amendments to the terms and conditions of the 2018 RSU Plan or awards thereunder, necessary to ensure that the 2018 RSU Plan or awards thereunder complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

•	amendments to the provisions of the 2018 RSU Plan or awards thereunder respecting administration of the 2018 RSU Plan and eligibility for participation under the 2018 RSU Plan;

•	amendments to the provisions of the 2018 RSU Plan or awards thereunder respecting the terms and conditions on which Grants may be made pursuant to the 2018 RSU Plan;

•	amendments to the 2018 RSU Plan or awards thereunder that are of a “housekeeping” nature; and

•	any other amendments, fundamental or otherwise, not requiring Shareholder approval under applicable laws or applicable policies of the TSX.

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The Board may not, without the approval of the Shareholders, make the following amendments to the 2018 RSU Plan:

•	any extension of the termination or expiry of a grant benefiting an “Insider” (as defined under the 2018 RSU Plan) of the Company;

•	any amendment to remove or to increase the Insider participation limits described in Section 5.1;

•	an increase to the maximum number of RSU Shares issuable as a fixed percentage of the Company’s outstanding capital represented by the Common Shares; and

•	amendments to an amending provision within the 2018 RSU Plan.

The Board has determined that the maximum number of RSU Shares issuable under the 2018 RSU Plan shall not, together with all other security-based compensation arrangements of the Company (including the new 2024 Stock Option Plan described above), exceed 10% of the issued and outstanding Common Shares as at the date of such Grant on a non-diluted basis.

Notwithstanding anything else contained herein, the number of Common Shares of the Company which are

(i) issuable at any time, and (ii) issued within any one year period, to all insiders (as such term is defined in the TSX’s Company Manual) of the Company pursuant to the terms of the 2018 RSU Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares on a non-diluted basis.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading “Particulars of Matters to be Acted Upon”.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers, such as the Company, to provide disclosure with respect to their corporate governance practices in accordance with Form 58-101F1 – Corporate Governance Disclosure. The required disclosure for the Company is set out below.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making. NI 58-101 and National Policy 58-

201 – Corporate Governance Guidelines (“NP 58-201”) establish corporate governance practices, guidelines and disclosure procedures that apply to all public companies. NI 58-101 mandates disclosure of corporate governance practices in Form 58-101F1, which disclosure is set out below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board is currently comprised of the following six (6) directors:

Name	Position	Independent/ Non-Independent
Ronald Andrews	Director, Chairman of the Board, Chairman of the Compensation Committee	Independent
Peter Bojtos(1)	Director	Independent
David Wolfin	Director, President and CEO	Non-Independent
Michael Clark	Director, Chairman of the Audit Committee	Independent
Carolina Ordoñez	Director, Chairwoman of the Governance and Nominating Committee	Independent
Linda Broughton	Director	Independent

(1)	Mr. Bojtos is not standing for re-election at the Meeting.

NP 58-201 states that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Of the proposed directors, all except Mr. Wolfin, who currently serves as the Company’s President and CEO, are considered by the Board to be “independent” within the meaning of NI 52-110. In making the foregoing determinations with respect to the independence of each of the Company’s individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Company.

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The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

Procedures are in place to allow the Board of Directors to function independently. At the present time, the Board of Directors consists of experienced directors that have made a significant contribution to the Company’s success and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independent of management and other directors.

Meetings of Independent Directors

Each meeting of the Board includes a session whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee is composed entirely of independent directors and may meet as often as deemed necessary.

Other Directorships

As of the current date, certain of the Company’s directors are presently on the board of directors of other public companies, as follows:

Director	Other Reporting Issuers
David Wolfin Director, Chairman of the Board and CEO	Silver Wolf Exploration Ltd. (TSX-V:SWLF)
Linda Broughton Director	OceanaGold Corp. (TSX:OGC)

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Board and Committee Meetings

The Board generally meets a minimum of four (4) times per year, at least every quarter. The independent directors regularly meet in-camera, without management present, during each Board and Committee meeting. The Audit Committee meets at least four (4) times per year. The Governance & Nominating Committee and Compensation Committee meet at least two (2) times per year or as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2025, the Board held ten (10) meetings, the Audit Committee held four (4) meetings; the Compensation Committee held two (2) meetings and the Governance & Nominating Committee held three (3) meetings. A summary of the Directors’ attendance at Board and Committee meetings held in 2025 is as follows:

Name	Board Meetings	Audit Committee Meetings	Governance & Nominating Committee Meetings	Compensation Committee Meetings
Ronald Andrews	10 of 10	4 of 4	3 of 3	2 of 2
Peter Bojtos	10 of 10	4 of 4	3 of 3	1 of 1
David Wolfin	9 of 10	4 of 4	3 of 3	2 of 2
Carolina Ordonez	8 of 10	2 of 4	3 of 3	2 of 2
Michael Clark(1)	6 of 6	2 of 2	Nil	2 of 2

(1)	Mr. Clark became a director of the Company and was appointed to the Audit Committee and Compensation Committee on May 28, 2025

Board Mandate

The Board has adopted a Board Mandate, the full text of which is included as Schedule “A” to this Circular. A copy of the Board Mandate is also available on the Company’s website at www.avino.com.

Position Descriptions

Written position descriptions and roles and responsibilities have been developed by the Board for the Chief Executive Officer and Chairman of the Board.

The most senior executive in Avino’s organization is the Chief Executive Officer (CEO), Mr. Wolfin. The CEO is the operational head of the Company.

Avino’s CEO provides leadership and vision allowing him to manage the Company in the best interests of the Shareholders, and he manages the daily business affairs of the Company within the guidelines established by the Board. Specific responsibilities include overseeing department managers of the Company, developing and recommending business plans for the Board’s consideration, submitting financial reports (with the assistance of the CFO) and helping in and presenting annual budgets and financial statements, together with implementing all approved plans, policies and programs. The CEO sets targets, has a keen awareness of the business, and stays abreast of the economic and political environment. He reviews the ongoing administration and development, protects and enhances the Company’s reputation and ensures the Company meets all compliance legal and regulatory obligations.

Mr. Wolfin, as President and CEO, communicates the strategic direction of the Company and involves the necessary employees to help build a strategic vision. He clarifies what will be done so that all Directors and key-employees are well informed. Guided by the CEO everyone in the organization, who needs to know, will know, the direction, values, attitudes, goals, as he instills behaviors that determined how things will be done to make the Company run smoothly during any occasion. Mr. Wolfin monitors the operation carefully and is involved enough to achieve a proper business culture. His goal is to provide a proper balance of resources for all departments and initiatives; according to the Company’s mission. Mr. Wolfin spends a lot of time traveling to Avino’s operations, ensuring Avino has the right people in the right positions with the right skills, which are critical to the process.

Tasked with making the final decision, he takes on the position of a CEO’s responsibility for the Company’s best performance. Mr. Wolfin takes an active role in driving the performance, setting the levels to reach, and describing the course the Company will have to travel to meet future current and future goals.

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The Chairman of the Board, Mr. Andrews, is also an independent director of the Company. As Chairman of the Board, he provides oversight of management and a layer of supervision of the affairs of the business as follows:

(a)

As Chairman he is the liaison between the Board and key management of the Company through the CEO, ensuring efficient operation of the Board and its obligations to the Company and the Shareholders. He provides oversight of the Board in all meetings including the annual general meeting for Shareholders, he coordinates the agenda for Board meetings and assists the Governance & Nominating Committee with its annual review of the performance of Directors and the functionality of the Board. As Chairman of the Board, he preserves the separation between the Board and the CEO (and management) and is the communicator of Board decisions to the CEO. The Chairman is independent from management, and free of any interest or business relationship, which could interfere with the Chairman’s independent judgement --other than his interest in his shareholdings in the Company and/or other remuneration for attending to the position of Chairman of the Board.

(b)

In addition, the Chairman provides independent counsel to the CEO, he keeps Directors informed of the activities of the Company and its management, and he ensures that Directors are kept properly informed on information required to enable them to make sound decisions. He chairs the meetings of the Board, and he recommends an annual schedule of dates and times for Board and Committee meetings throughout the year, he will sit on Committees of the Board (as determined by the Board, and he will often sit as a guest attendee to listen in on Committees he does not serve on). He will call special meetings of the Board when and where appropriate.

(c)	The Chairman ensures all Committees are run properly and effectively and assesses all Committees on an annual basis.

The Board has three (3) committees: the Audit Committee, Governance & Nominating Committee, and the Compensation Committee. The chair of each committee is required to ensure that the committee meets when required and performs its duties as set forth in the charter, and to report to the Board on the activities of the committee. Given the size and nature of the Company’s business allows each Director to understand their role in progressing the Company’s operations, the Board has not yet developed written position descriptions for the Chair of each Board committee.

Orientation and Continuing Education

New directors are provided with an Orientation Manual. Directors have the opportunity to meet with senior management to obtain insight into the operations of the Company. New directors are briefed on the Company’s current property holdings, ongoing exploration programs and mining operations, overall strategic plans, corporate objectives, financials status, general business risks and mitigation strategies, and existing Company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Number and Election of Directors” for a description of the current principal occupations of the members of the Board.

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Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board has also adopted a formal Code of Ethics and Business Conduct on August 12, 2025 (the “Code”) and the Code is applied to all directors, officers and employees. A copy of the Code is available at the Company’s website at www.avino.com.

Insider Trading Policy

The Board adopted an Insider Trading Policy on August 12, 2025. The Insider Trading Policy prescribes rules with respect to trading in the securities of the Company where there is any undisclosed material information or pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel. A copy of the Insider Trading Policy is available on the Company’s website at www.avino.com.

Disclosure and Confidentiality Policy

The Board adopted a Disclosure and Confidentiality Policy on February 24, 2017. The purpose of the Disclosure and Confidentiality Policy is to establish procedures which permit the disclosure of information about the Company and its subsidiaries to the public in a timely manner and to ensure that when information has not been publicly disclosed it remains confidential. Strict adherence to this Policy will help the Company maintain credibility in the marketplace by ensuring that all investors in securities of the Company have equal access to information that may affect their investment decisions. The Disclosure Committee consists of the members of management, investor relations officer, qualified person(s), and such other persons as are designated from time to time by the Board. A copy of the Disclosure and Confidentiality Policy is available on the Company’s website at www.avino.com.

Whistleblower Policy

The Board adopted a Whistleblower Policy and Procedures on August 12, 2025 (the “Whistleblower Policy”).

The Board, upon the recommendations of the Audit Committee, has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and other corporate misconduct and breaches of the Code. The Whistleblower Policy is designed to encourage ethical behavior by all of the Company directors, officers, and employees, and provides details and procedures for submitting a complaint or concern to the Chair of the Audit Committee of any wrong-doing.

To ensure that all employees, officers, and directors are aware of the Whistleblower Policy, a copy of the policy will be provided in the appropriate language (English or Spanish, as the case may be) to all employees, officers and directors. All employees, officers, and directors will be informed whenever significant changes are made.

Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment, and retaliation. No employees, officers or directors of the Company have the authority to engage in any conduct prohibited by this policy. Reporting can be made by submitting a written complaint or concern by mail, fax, or email to the Chair of the Audit Committee. Once complaints are received, the Chair of the Audit Committee will review the details of the submissions and will address each matter reported, and corrective and disciplinary actions will be taken, if appropriate. A copy of the Whistleblower Policy is available on the Company’s website at www.avino.com.

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Term Limits

The members of the Board are elected annually. The present directors of the Company cease to hold office immediately before the election of directors at the Meeting and the directors are eligible for re-election. The Board has not adopted a formal maximum term limit for directors. The Board strives to be constituted to achieve a balance between experience and the need for renewal and fresh perspective. The Board believes, however, that the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The Board believes that it is better served with a regular assessment of the effectiveness of the Board, Board committees and individual directors rather than on arbitrary term limits.

Corporate and Board Diversity

Diversity is an important part of the Company’s culture and its operations. Consequently, the Company seeks to recruit and invest in the best available talent. However, the Company has not adopted a written policy relating to the identification and nomination of women directors or regarding the number of women in executive positions because it does not believe that a written policy is the best way to achieve the Company’s diversity or business objectives. Furthermore, on appointing individuals to the Board and executive officer positions, the Company considers a number of factors, including the skills and experience required for the position and the personal attributes of the candidates. The level of representation of women in senior leadership roles is considered by the Company as one such factor.

The Company recognizes the value of individuals with diverse attributes on the Board and in executive officer positions and is committed to the desirability that there is representation of women on the Board and in executive officer positions. However, the Company has not established a target regarding the number of women on the Board or in executive officer positions, as the Company has determined that a target would not be the most effective way of achieving the Company’s diversity or business objectives.

As of the date of this Circular, two of the current six directors (33%) are women. Following the election to the Board of the director nominees in this Circular, two of the then five directors (40%) would be women.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual general meeting of the Shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

Committees of the Board

Audit Committee

Under NI 52-110 a reporting issuer in those jurisdictions which have adopted NI 52-110 and that is not a “venture issuer” is required to provide disclosure with respect to its Audit Committee including the text of its Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

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Audit Committee Charter

The Company’s Audit Committee Charter, the full text of which is set forth at Appendix B of the Company’s annual information form dated March 27, 2026 and filed on SEDAR+ on March 27, 2026 (the “2025 AIF”), is incorporated into this Circular by reference. A copy of the Audit Committee Charter is also available on the Company’s website at www.avino.com.

Composition of Audit Committee

Following the election to the Board of the director nominees in this Circular, it is expected that the following individuals will be members of the Audit Committee:

Name	Independent(1)	Financially Literate(2)	Education and Experience
Michael Clark Chairman	Yes	Yes	Chartered Professional Accountant and Bachelor of Technology in Accounting and Chief Financial Officer and Vice President of a publicly traded company
Ronald Andrews	Yes	Yes	Master’s degree in political science, and a Bachelor’s of Science degree in horticulture, and on the boards of two reporting issuers. Member of the audit committee of three reporting issuers.
Carolina Ordoñez	Yes	Yes	Vice President Corporate Affairs of a publicly traded company

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each current member of the Audit Committee are as follows:

Michael Clark: Mr. Clark is a financial expert and currently serves as Executive Vice President and Chief Financial Officer of Contango Silver & Gold Inc. He previously served as Chief Financial Officer and Corporate Secretary for Alexco from December 2014 to September 2022 at which time Alexco was acquired by Hecla Mining Company. Between 2010 and 2014, Mr. Clark served as Chief Financial Officer of Goldgroup Mining Inc. and from 2007 to 2010 Mr. Clark served as Chief Financial Officer for the Grosso Group and its member companies. Mr. Clark is a Chartered Professional Accountant and holds a Bachelor of Technology in Accounting degree from the British Columbia Institute of Technology. Between 2016 and 2020, Mr. Clark also served on the Board of Trustees for the Burnaby Hospital Foundation as Chair of the Finance Committee.

Ronald Andrews: Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the former owner and operator of Andrews Orchards. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies.

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Carolina Ordoñez: Ms. Ordoñez has over 15 years of experience in the resource sector as a liaison between Governments, Corporations, Mining subsidiaries and Investors, with extensive experience in government relations and global affairs. She was a former Director of several NGOs promoting and engaging Latin-American business and culture strengths. Fluent in English and Spanish. Born and raised in Bolivia, she holds a global designation in International Trade Business and a Diploma in Business Management and International Commerce from the British Columbia Institute of Technology.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two (2) financial years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees(1) (C$)	Audit Related Fees(2) (C$)	Tax Fees(3) (C$)	All Other Fees(4) (C$)
2025	1,201,993	25,000	27,311	Nil
2024	1,197,593	24,000	43,555	Nil

(1)

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”.
(4)

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two financial years for products and services provided by the Company’s external auditor, other than the services reported under footnotes 1 to 3 above.

For additional information, please refer to the Company’s Financial Statements filed under the Company’s SEDAR+ profile on March 27, 2026, as well as the 2025 AIF filed under the Company’s SEDAR+ on March 27, 2026, each of which is available at www.sedarplus.ca.

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Governance & Nominating Committee

The Governance & Nominating Committee reviews and recommends matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

•	manage the corporate governance system for the Board;

•	assist the Board to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and ‘codes of best practice’ of corporate behaviour and conduct;

•	assist in the creation of a corporate culture and environment of integrity and accountability;

•	monitor the quality of the relationship between the Board and management of the Company;

•	review the Chief Executive Officer’s succession plan;

•	identify and recommend to the Board individuals qualified to be nominated for appointment to the Board;

•	assist the Board’s annual review of the Chief Executive Officer’s performance;

•	assess and report on the effectiveness of the Board and any committees thereof;

•	develop and recommend to the Board a set of corporate governance policies and principles applicable to the Company in light of the corporate governance guidelines published by regulatory bodies having jurisdiction, and to conduct periodic reviews of such policies and principles; and

•	annually review and set an agenda of the Board on an ongoing basis.

The Governance & Nominating Committee currently consists of three (3) directors, including Carolina Ordoñez (Chair), Ronald Andrews and Peter Bojtos, all of whom are at arm’s length to the Company.

The charter of the Governance & Nominating Committee is available on the Company’s website at www.avino.com.

Compensation Committee

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Ronald Andrews (Chair), Michael Clark and Carolina Ordoñez, who are independent directors within the meaning set out in NI 58-101. All three (3) members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board.

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In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

The charter of the Compensation Committee is available at the Company’s website at www.avino.com.

The Compensation Committee has retained GGA to assist the Compensation Committee in determining compensation for the Company’s directors and executive officers for the financial year ending December 31, 2026. GGA was given a mandate to provide independent compensation and governance advisory services to the Compensation Committee, including a review of the competitiveness of executive and director compensation levels (the “Mandate”). GGA was originally retained on September 16, 2025. GGA has not provided any services to the Company, or to its affiliated or subsidiary entities, or to the knowledge of the Company, to any of its directors or members of management, other than or in addition to the Mandate.

The table below provides, for each of the two most recently completed financial years : (i) under the heading “Executive Compensation-Related Fees”, the aggregate fees billed by GGA, or any of its affiliates, for services related to determining compensation for any of the Company’s directors and executive officers; and (ii) under the caption “All Other Fees”, the aggregate fees billed for all other services provided by GGA, or any of its affiliates, that are not reported under “Executive Compensation-Related Fees”.

Financial Year Ending	Executive Compensation-Related Fees (C$)	All Other Fees (C$)
2025	35,000	Nil
2024	Nil	Nil

Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board.

Assessments

Other than as set forth or established under the Board Mandate, the charter of the Governance & Nominating Committee, the charter of the Compensation Committee and the Audit Committee Charter, respectively, no other formal policies or procedures have been established to monitor the effectiveness of the directors, the Board and its committees.

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OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE COMMON SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE COMMON SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR+ profile at www.sedarplus.ca. Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s Financial Statements and related management discussion and analysis (MD&A) of financial results. Financial information is provided in the Company’s comparative Financial Statements and MD&A for the financial year ended December 31, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents distributed along with this Circular, including without limitation the letter to the Shareholders dated April 20, 2026 by Mr. Wolfin (President and CEO), contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the applicable Canadian securities legislation (forward-looking information and forward-looking statements being collectively herein after referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular, unless otherwise indicated, as applicable. These forward-looking statements include but are not limited to: (i) statements and information concerning the future financial performance, operational performance, market position and developments of the Company; (ii) the advancement, development or completion of the Company’s mineral properties, business objectives, strategies and plans, as applicable; (iii) statements and information pertaining to future assessment and compensation practices of NEOs and non-executive directors; (iv) the potential benefits and likelihood of the foregoing; and (v) other events or conditions of the Company that may occur in the future. Statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to successfully compete in the market. These forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: (i) general business, economic, competitive, political, regulatory and social uncertainties, such as the market prices of silver, gold and certain base metals, which can be volatile; (ii) uncertainty related to mineral exploration properties risks related to instability in the global economic climate; (iii) dilutive effects to Shareholders; (iv) risks related to the ability to complete acquisitions and compete in the market; (v) risks related to the ability of the Company to explore and develop its mineral properties; (vi) risks related to the ability to capitalize or secure resources, partners, employees, supply chains, and customers; (vii) environmental risks; and (viii) community and non-governmental actions and regulatory risks. This list is not exhaustive of the factors that may affect any of forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of the Company. Some of the important risks and uncertainties that could affect forward-looking statements are described under the heading “Risk Factors” in the 2025 AIF filed under the Company’s SEDAR+ on March 27, 2026 and available at www.sedarplus.ca. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable securities laws. For all of these reasons, Shareholders should not place undue reliance on forward-looking statements.

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BOARD APPROVAL

The contents of this Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

BY ORDER OF THE BOARD OF DIRECTORS OF AVINO SILVER & GOLD MINES LTD.

/s/ “David Wolfin”
David Wolfin,
President, CEO and Director

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SCHEDULE “A” – BOARD OF DIRECTORS’ MANDATE

BOARD OF DIRECTORS’ MANDATE

I. INTRODUCTION

The directors of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) are elected by the Company’s shareholders and are responsible for the stewardship of the business and affairs of the Company. The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the long-term operational and financial goals and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers, including the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”), the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its standing committees; namely, the Audit Committee, the Governance & Nominating Committee, and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties of the Board include, but are not limited to, the categories set out below.

II. COMPOSITION OF THE BOARD

1. Eligibility and Qualification of Directors

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act(British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, the U.S. Securities and Exchange Commission (“SEC”) and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and NYSE American (collectively, “Applicable Laws”).

2. Organization and Delegation

(a)

The Board is responsible for managing its own affairs including, subject to the Act and the Articles of the Company, approving its composition and size, the selection of the Chair, candidates nominated for election to the Board, committee appointments and committee mandates.

(b)

The Board may delegate to Board committees matters for which the Board is responsible, including the approval of compensation matters relating to the Board, the conduct of performance evaluations and oversight of internal controls systems. The Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

(c)

Nominees for new directors, including but not limited to those recommended by the Governance & Nominating Committee, are approved by the Board and elected annually at the Company’s annual general meeting of shareholders.

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3. Chair of the Board

The Chair of the Board (the “Chair”) will be appointed by the Board, after considering the recommendation of the Governance & Nominating Committee (if any), for such term as the Board may determine.

4. Independence

(a)	The Board will consist of a majority of “independent directors” as determined by Applicable Laws.

(b)

Where the Chair is not independent, the independent directors will select one in their number to be appointed lead director of the Board for such term as the independent directors may determine. If Avino has an independent Chair, then the role of the lead director will be filled by the independent Chair.

(c)	The lead director or independent Chair will chair regular meetings of the Board and assume other responsibilities that the directors have designated.

(d)

The purpose of the lead independent director is to ensure that the Board functions adequately independent of management. The lead director will be given the opportunity to review, comment and set meeting agendas for full meetings of the Board or of independent directors only. The lead director will also oversee the information that is made available to directors by management and dealing with requests that directors may have.

III. DUTIES AND RESPONSIBILITIES

1. Fiduciary Duty and Duty of Care

Each director owes a fiduciary duty to the Company and must act honestly and in good faith with a view to the best interests of the Company, which includes fulfilling their duty to:

(a)	disclose conflicts of interest;

(b)	not appropriate or divert corporate opportunities;

(c)	maintain confidential information of the Company and not use such information for personal benefit;

(d)	not disclose information which is in the possession of the director but is not publicly disclosed; and

(e)	act in accordance with the Act and the Company’s Articles,

all of which shall be done in accordance with the Company’s Code of Ethics and Business Conduct. In addition, each director shall exercise the care, diligence, and skill that a reasonably prudent individual would exercise in comparable circumstances.

2. Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons. If a lack of attendance becomes persistent, the Chairman of the Board reserves the right to review the director’s role.

(c)	An in-camera session will be available for all independent directors at the end of every Board meeting, if requested.

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3. Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates and charters of such committees as approved by the Board. The Board retains the responsibility for managing its own affairs, including:

(a)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company (as applicable);

(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, including the CFO and Corporate Secretary; and

(iii)

appointing committees of the Board, including an Audit Committee, Governance & Nominating Committee, Compensation Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, and charters of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation, after considering recommendations by the Compensation Committee;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present; and

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole.

4. Appointment of Management

The Board has the responsibility to:

(a)	Appoint the CEO, CFO and other senior officers, and monitor the CEO’s and CFO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

(b)	In conjunction with the CEO and CFO, as applicable, develop a clear mandate for the CEO and CFO, which includes a delineation of senior management’s responsibilities.

(c)	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

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(d)	Establish limits of authority delegated to senior management.

(e)

From time to time, delegate to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

(f)

Oversee that succession planning programs are in place, including the appointment and monitoring of senior management. The Board is ultimately responsible for approving succession plans for the CEO, CFO and the other senior officers of the Company.

5. Strategic Planning

The Board has the responsibility to:

(a)	participate directly, and through its committees, in developing, reviewing and approving the business objectives and goals of the Company;

(b)	review the business, financial and strategic plans by which it is proposed that Avino may reach those goals;

(c)	provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops;

(d)	understand and monitor the political, cultural, legal and business environments in which Avino operates;

(e)	oversee risk identification and ensuring that procedures are in place for the management of those risks;

(f)	consider alternate strategies in response to possible change of control transactions or take-over bids with a view of maximizing value for shareholders; and

(g)

conduct an annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

6. Monitoring Financial Performance and Other Financial Reporting Matters

The Board has the responsibility to:

(a)	review and approve the Company’s financial statements and oversee the Company’s compliance with applicable audit, accounting and reporting requirements;

(b)	approve annual operating and capital budgets;

(c)	review operating and financial performance results relative to established strategy, budgets and objectives;

(d)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(e)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(f)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including reviewing and approving the annual consolidated audited financial statements, interim consolidated financial statements, as well as the results press releases, notes and management's discussion and analysis (MD&A) accompanying such financial statements, reviewing and approving any guidance provided by the Company on future results, and reviewing and approving the Company’s information circulars, annual information forms, annual reports, prospectuses and registration statements;

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(g)

ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and annual information form, and that the content of the certification meets all legal and regulatory requirements;

(h)

approve those matters which the Board is required to approve under Applicable Law, including payment of dividends, financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and prospectuses or registration statements, and recommend changes in the Company’s authorized share capital to shareholders for their approval, if required by Applicable Laws;

(i)

review and approve material transactions outside the ordinary course of business, including the acquisitions and dispositions of material assets and material expenditures or the incurrence of any material debt by the Company outside the ordinary course of business;

(j)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(k)	approve the recommendation to the Company’s shareholders of the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

7. Board Processes, Policies and Procedures

The Board has the responsibility to:

(a)

approve policies and procedures, including amendments thereto, designed to ensure the Company operates at all times within Applicable Laws and in accordance with ethical and moral standards, including without limitation the Company’s Code of Ethics and Business Conduct;

(b)	approve and monitor compliance with all significant policies and procedures by which the Company is operated;

(c)	enforce the Company’s policies and procedures in force from time to time;

(d)	use the Company’s Avino email address to ensure confidentiality and security of matters related to the Company;

(e)	ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting;

(f)

engage in the process of determining Board member qualifications with the Governance & Nominating Committee, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practicesand National Policy 58-201 Corporate Governance Guidelines(as implemented by the Canadian Securities Administrators and as amended from time to time);

(g)	approve the nomination of directors, taking into consideration any recommendation by the Governance & Nominating Committee;

(h)	establish an appropriate system of corporate governance, including practices to ensure the Board functions independently of management;

(i)	establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members;

(j)	establish committees and approve their respective mandates and the limits of authority delegated to each committee;

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(k)	review and re-assess the adequacy of the Audit Committee Charter on a regular basis;

(l)

review the adequacy and form of the directors' compensation recommended by the Compensation Committee to ensure it realistically reflects the responsibilities and risks involved in being a director; and

(m)

understand the nature and operations of the Company’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Company conducts business, invests, or is contemplating doing business or making a potential investment.

In addition to the above, each member of the Board is required to adhere to all other Board responsibilities as set forth in the Company’s Notice of Articles, Articles, applicable policies and practices and other statutory and regulatory obligations set out under Applicable Laws.

8. Business and Risk Management

The Board has the responsibility to:

(a)

identify the principal risks of the Company's business and ensure the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders;

(b)	oversee the development and implementation of a cybersecurity plan for the Company and its subsidiaries;

(c)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(d)

evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place; and

(e)	review the adequacy of security of information, information systems, and recovery plans.

9. Sustainability

The Board has the responsibility to:

(a)

ensure the implementation of appropriate environmental stewardship and health and safety management systems, which are sufficient within the terms and practices of the mining industry, to ensure compliance with Applicable Laws;

(b)

promote sustainable development and the monitoring, management and reduction of the environmental impact of the activities of the Company and its subsidiaries (including but not limited to activities relating to tailings management, arsenic management and carbon emissions);

(c)	promote responsible management and supervise the social and human rights impacts of the activities of Avino and its subsidiaries; and

(d)	promote engagement, relationships and communication with local communities, governments and other organizations in the jurisdictions in which the Company and its subsidiaries operate.

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10. Communications and Reporting

The Board has the responsibility to:

(a)

review from time to time as circumstances warrant the Company’s corporate disclosure procedures to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted;

(b)	oversee the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(c)	oversee that the financial results are reported fairly and in accordance with generally accepted accounting standards and Applicable Laws;

(d)	ensure or enhance the timely disclosure of any other developments that have a significant and material impact on the Company; and

(e)	oversee the Company’s implementation of systems to accommodate feedback from shareholders on material issues.

ADOPTED AND APPROVED by the Board of Directors of Avino Silver & Gold Mines Ltd. on August 12, 2025

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